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                         CARDIOTECH INTERNATIONAL, INC.
                               229 ANDOVER STREET
                              WILMINGTON, MA 01887


                                                                    May 12, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:  Cardiotech International Inc. Form S-1, as amended
             Registration Statement Filed on April 25, 2005
             File No. 333-124308

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Cardiotech International Inc., a Massachusetts corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement.

         The Registration Statement was first filed with the Commission on April 25, 2005, and amended on May 9, 2005. The Registration Statement was filed by the Registrant in connection with an acquisition (the "Acquisition") of substantially all the assets and certain liabilities of CarTika Medical, Inc., a private medical device contract manufacturer. The Registrant was thereafter informed by the Commission, in a letter dated May 11, 2005, that filing the Registration Statement was inconsistent with section 5 of the Securities Act, and that its withdrawal was appropriate. Therefore, the Registrant is filing to withdraw the Registration Statement in order to comply with the Commission's request.

         If you have any questions or comments please feel free to contact us.


                                          Very truly yours,

                                          /s/ Michael Szycher, PH.D
                                          ------------------------------------
                                          Michael Szycher, Ph.D
                                          Chairman and Chief Executive Officer